Mail Stop 4561

November 9, 2007

Kevin T. Bottomley
Chairman, President and Chief Executive Officer
Danvers Bancorp, Inc.
One Conant Street
Danvers, Massachusetts 01923

>   **Re: Danvers Bancorp, Inc.**
>   **Amendment No. 2 to Form S-1, filed November 7, 2007**
>   **File No. 333-145875**

Dear Mr. Bottomley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A, filed November 7, 2007

Compensation Discussion and Analysis
Phantom Stock Plan, page 112

1. Please disclose the amount that will be payable in connection with the vesting and full payout of the phantom shares upon completion of the conversion.

Consolidated Financial Statements

2. We note your response to our prior comment 15 in our letter dated November 1, 2007. Please revise all affected primary financial statements (i.e. your Income

Statement, Statement of Cash Flows and Consolidated Statements of Changes in Retained Earnings) to indicate the information has been restated for each period presented.

Exhibits

Exhibit 5

3. Please revise the opinion to include counsel's determination as to whether the securities are "duly authorized." Also, revise the opinion to clarify that all shares issue-able in the conversion are duly authorized, validly issued, fully paid and non-assessable

Exhibits 8.1 and 8.2

4. You may limit reliance on your opinion with regard to purpose, but you may not indicate that shareholders who participate in the conversion cannot rely on the opinion of Goodwin Proctor. Please revise.

5. It appears that in a number of instances, Counsel has relied upon representations of legal conclusions or assumed legal conclusions in granting its opinion. In particular, representations a, h, o and p require the officers making the representations to reach legal conclusions. Also, Counsel relies upon RP Financial's valuation of the subscription rights. However, RP Financial specifically states that they did not evaluate the valuation of subscription rights for tax purposes. Revise the opinion to clarify that the officers are only giving representations as to factual matters. Also, revise the opinion to discuss any lack of authority which might cause counsel to give an less than full opinion as to the tax treatment of the subscription rights.

Exhibit 23.2

6. The audit opinion date referenced in this exhibit does not reflect the date of the audit opinion included in your financial statements. Please have your auditors provide a revised consent that references the date of the audit opinion provided in your filing.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at 202-551-3572 or Rebekah Moore at 202-551-3463 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at 202-551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: By Fax (617) 523-1231
       William P. Mayer, Esq.
       Paul W. Lee, Esq.
       Goodwin Proctor LLP
       Exchange Place
       Boston, MA 02109